CONSENT

To: Mayfair Gold Corp. (the “Company”)

Re: Annual Report on Form 40-F of the Company

JDS Energy and Mining Inc. is an author of the NI 43-101 Technical Report titled “Fenn-Gib Project, Ontario, Canada” dated February 5, 2021, revised on February 19, 2021 (the “Expert Report”), originally prepared for the Company.

JDS Energy and Mining Inc. understands that the Company wishes to make reference to its name and the Expert Report in the Annual Report on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). JDS Energy and Mining Inc. further understands that the Company wishes to use extracts and/or information from the Expert Report in the Form 40-F.  JDS Energy and Mining Inc. has been provided with a copy of the Form 40-F and has reviewed the proposed disclosure identified above.

Accordingly, in respect of the Form 40-F, JDS Energy and Mining Inc. does hereby consent to:

•the use of, and references to, its name, including its status as an expert or “qualified person”;

•the use of, and references to, the Expert Report in the Form 40-F; and

•the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Expert Report, or portions thereof, that were prepared by JDS Energy and Mining Inc., that JDS Energy and Mining Inc. supervised the preparation of and/or that JDS Energy and Mining Inc. has reviewed and approved.

Dated: April 13, 2026

JDS Energy and Mining Inc.

By:	/s/ Mike Makarenko

Mike Makarenko